

DRONEDEK™

Invest in the future of all delivery



Dan O'Toole
CEO of DRONEDEK
dan@dronedek.com



Entering a new age of delivery





In 2014 Amazon and other companies announced that in the near future they would begin to deliver items via drone. The concept of drone delivery is very high tech and exciting.

However, to complete the last mile solution, there is a major component missing...

There is no modern receptacle for standardized secure landings for drone and autonomous deliveries at least. **UNTIL NOW...**







Introducing DRONEDEK
Smart Receptacle



The patented smart, secured receptacle for the new era of delivery.

The mailbox has not changed in a meaningful way since its development on March 9, 1858, until now.

DRONEDEK The smart, secured delivery receptacle is bringing delivery into the 21st century and beyond. DRONEDEK will allow customers to fully automate their process from delivery through the last mile. By having a sensor-equipped, fully autonomous landing pad receptacle, we can ensure that drone delivery will be a smooth and effortless convenience of modern life.





What's more important than the drone?



THE RECEPTACLE!

DRONEDEK completes the last mile with our smart, secured receptacle technology. All of the value gained through the fast, green, convenient and cost effective strategy of delivery by drone or unmanned vehicle can evaporate when your package is compromised. Weather, animals, thieves and more can beat you to your item unless it's safely deposited for you in your smart receptacle.





Comprehensive solutions

A comprehensive solution to all of the key areas of risk associated with drone delivery in one platform.

The smart mailbox is the first utility patent issued for drone package receiving and storage. It is for receiving or sending food, medicine, groceries or parcels. It is a secure porch, roof, window, house, or building mounted box and may be secured to an existing edifice or mailbox post.

 **Package Security**

 **Weather Proof**

 **Climate Controlled**

 **GPS Location Enabled**

 **Charging Station**

 **Solar Powered**

 **Remote Access & Bluetooth Enabled**

 **Standard Manual Delivery**

 **Printing Capability & Tag and Track**

 **Capacity Adjustable**

 **Heated Door**

 **Docusign Enabled**

 **Security, Live Streaming & Cargo Cameras**

 **Connectivity, Data Collection & Reverse Logistics**



Differentiating claims delivering value to the user experience

- Heated and cooled cargo area
- Heated door
- Big data play
- User agreement
- Reverse logistics mode
- Charging station
- Battery replacement
- Multiple configurations
- Raising and lowering floor
- Notifications
- Bar code reader
- Cargo area camera
- Proprietary cold beam navigating technology
- Platform agnostic
- Outside light

- Explosive and toxin sensor and alerting
- Secure delivery; unmanned vehicle, drone, postal carrier interface and compatibility
- Bluetooth enabled for tag and track ability
- Monetization models
- Advertising sign
- Lighted address numbers
- In app purchases
- Monetization platform through licensed access by other carriers
- GPS tracking of cargo box
- Curved and cushioned landing pad
- Mail slit
- Weather proof
- Remote access

- Manual access
- Docusign capable for acceptance of registered mail
- Reciprocal acceptance of delivered goods between neighbors in case of DD failure
- Cluster box configuration w/internal sorting of delivered goods
- 110v, battery or solar power
- Shipping and receiving capability
- Tattoo/branding technology for return label printing
- DRONEDEK elite comes with it's own drone


U.S. patent overview



DRONEDEK is the First Utility Patent Issued for Drone Package Receiving and Storage. It is for receiving or sending food, medicine, groceries or parcels. It is a secure porch, roof, window, house, or building mounted box and may be secured to an existing edifice or mailbox post. The box interior is temperature controlled and has a curved bottom to mitigate the abruptness of dropping an item. The DRONEDEK may employ different technological devices for communication including GPS information to/from the drone, a bar code scanner, signals when delivery is complete, and a security camera with image confirmation. **Inventor Dan O'Toole on behalf of the** company procured, applied and was awarded Utility Patent for receiving Aerial Drone Delivery of parcel packages in USA. Utility Patent is exclusive right of use, Trademark Serial No. 88522545: Operational Business model and forecasts includes only residential subscription based secured package delivery at nominal monthly rate plus one time installation fee.



FIGURE 2 A

U.S. PATENT
9,840,340 B2



FIGURE 2 B
END VIEW



The technology field

The way companies determine the strength and breadth of their technologies is to do a patent and Intellectual Property search. The broadest search is called a Freedom to Operate (FTO) Analysis*. It is a global look at what other patents are issued or pending, and compares the strength of the Company's patent and technology against the others. Who is first, how broad is the specification written and how well are the claims designating the uniqueness of the technology?

Results: DRONEDEK undertook an FTO analysis by an independent Patent Search company in July, 2018 prior to engineering it's first prototype. Our search revealed other companies working on the technology for receiving and sending containers using drones. DRONEDEK Inventor Dan O'Toole owns the first issued utility patent which boasts several claims and unique features, making it the most robust patent portfolio in the drone delivery space. Based on the highlighted references, we feel that the features claimed in US9840340B2 - features including the box comprising a curved bottom in the interior to mitigate the abruptness of dropping an item into the box, a means of engaging the drone dock such that a stable connection or attachment can be made, a means of disengaging from the drone dock, a means of transferring the contents of the drone to the interior of the drone dock, the docking station comprising a soft material in the bottom of the interior of the container to mitigate the abruptness of dropping an item into the container, Having a letter slot allowing for one way deposits of mail, comprising a motion flood light for enhanced area security and a lighted address, comprising a battery exchange mechanism to provide means for interchanging drone batteries and exchanging a discharged battery with a charged battery, sophisticated temperature control, and detection of biohazards and explosive materials, items that **are not covered in the mapped references and its family references.** Continued searching saw much activity by Amazon, UPS, USPS, and others in docking systems

*A Freedom to Operate (FTO) analysis invariably begins by searching patent literature for issued or pending patents, and obtaining a legal opinion as to whether a product, process or service may be considered to infringe any patent(s) owned by others.



The DRONEDEK economy

Significant revenue opportunities through:

▶ **Manufacturing**

▶ **Installation**

▶ **Maintenance**

▶ **Operation**

▶ **Platform Access & Licensing**

▶ **Data Monetizing & Advertising**

▶ **App Subscription & User Base**





The big 3 DRONEDEK revenue streams



App Subscription & User Base

DETAIL

Simply subscribe to the DRONEDEK app and enjoy all of the benefits of ownership.



Data Monetizing & Advertising

DETAIL

Big data - DRONEDEK leverages all 5 V's: velocity ✓, volume ✓, value ✓, variety ✓, veracity ✓



Platform Access & Licensing Fees

DETAIL

Users will "pull" or create demand for all shippers/deliverers to be on the platform. Access will require a license to use the platform.



Current raise~
Series A

Priced around Series A







DRONEDEK | SMART DELIVERY RECEPTICAL

Exhibit – Customers & Market Penetration

	Year 1 PreRev	Year 2 PreRev	Year 3 Go-Live	Year 4 Go-Live	Year 5 Go-Live	Year 6 Go-Live	Year 7 Go-Live	Total YR 1-7
Total Residential Addresses	128,000,000	128,000,000	128,000,000	128,000,000	128,000,000	128,000,000	128,000,000	128,000,000
Total Commercial Addresses	32,000,000	32,000,000	32,000,000	32,000,000	32,000,000	32,000,000	32,000,000	32,000,000
Residential Addresses Marketed	-	-	640,000	1,280,000	1,920,000	2,560,000	3,200,000	9,600,000
% Residential Marketed	-	-	0.50%	1.00%	1.50%	2.00%	2.50%	7.50%
Commerical Addresses Marketed	-	-	160,000	320,000	480,000	640,000	800,000	2,400,000
% Commerical Marketed	-	-	0.5%	1.0%	1.5%	2.0%	2.5%	7.5%
Residential Customer - Net Additions	-	-	**62,269**	**160,469**	**285,768**	**439,103**	**619,474**	**1,567,082**
Residential Penetration %	-	-	9.7%	12.5%	14.9%	17.2%	19.4%	16.3%
Commercial Customer Accounts - Net Additions								
Commercial Customers - SMALL	-	-	6,538	12,695	18,492	23,951	29,963	91,639
Commercial Customers - MEDIUM	-	-	3,269	6,347	9,246	11,975	14,982	45,819
Commercial Customers - LARGE	-	-	1,090	2,116	3,082	3,992	4,994	15,273
Net Commercial Customer Additions	-	-	**10,897**	**21,158**	**30,820**	**39,918**	**49,938**	**152,731**
Commerical Penetration %	-	-	6.8%	6.6%	6.4%	6.2%	6.2%	6.4%
Total Customers	-	-	73,166	181,627	316,588	479,021	669,413	1,719,814
Overall Penetration	0.00%	0.00%	0.05%	0.11%	0.20%	0.30%	0.42%	1.07%
Avg Revenue Per Customer	-	-	145.84	129.22	613.84	719.47	846.30	662.65
Avg Customer Acquisition Costs	-	-	28.90	30.64	87.64	110.92	142.26	106.87

DISCLAIMER PLEASE READ: Actual results may differ significant for Projected results. This is not an offer to invest or subscribe in Company / Ownership interest. Projected results are not guaranteed.



Exhibit – Residential & Business Revenue

	Year 1 PreRev	Year 2 PreRev	Year 3 Go-Live	Year 4 Go-Live	Year 5 Go-Live	Year 6 Go-Live	Year 7 Go-Live	Total YR 1-7
RESIDENTIAL Revenue Summary								
Residential Subscription Revenue	-	-	-	-	45,400,256	94,119,543	173,767,622	313,287,421
Residential Installation Revenue	-	-	-	-	65,280,000	110,208,000	173,376,000	348,864,000
Total Revenue - Residential	-	-	-	-	**110,680,256**	**204,327,543**	**347,143,622**	**662,151,421**
Commercial Subscription Revenue								
Commercial - Subscription - Small	-	-	400,768	1,684,230	16,680,347	30,757,630	50,922,182	100,445,158
Commercial - Subscription - Medium	-	-	500,960	2,105,287	25,020,521	46,136,446	76,383,273	150,146,487
Commercial - Subscription - Large	-	-	233,782	982,467	13,900,289	25,631,359	42,435,151	83,183,049
Total Commercial Subscription Revenue	-	-	1,135,510	4,771,984	55,601,158	102,525,435	169,740,606	333,774,694
Commercial Installation Revenue	-	-	-	-	-	-	-	-
Commercial - Installation - Small	-	-	4,903,684	9,616,316	14,427,894	19,434,414	25,528,655	73,910,962
Commercial -Installation - Medium	-	-	3,269,123	6,410,877	9,618,596	12,956,276	17,019,103	49,273,975
Commercial - Installation - Large	-	-	1,362,135	2,671,199	4,007,748	5,398,448	7,091,293	20,530,823
Commercial Installation Revenue	-	-	9,534,942	18,698,393	28,054,238	37,789,138	49,639,050	143,715,760
Total Revenue	-	-	**10,670,452**	**23,470,377**	**194,335,651**	**344,642,115**	**566,523,279**	**1,139,641,874**
Revenue Per Customer	$ -	$ -	$ 145.24	$ 128.35	$ 608.50	$ 712.21	$ 838.70	$ 656.82

Disclaimer Please Read: Actual results may differ significant for Projected results. This is not an offer to invest or subscribe in Company / Ownership interest. Projected results are not guaranteed.



Operating Income EBITDA

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total YR 1-7
Total Revenue	-	-	10,670,452	23,470,377	194,335,651	344,642,115	566,523,279	1,139,641,874
Cost of Subscriptions								
Total Customer Acquisition Costs	-	-	2,114,638	5,564,548	27,746,946	53,132,575	95,233,815	183,792,523
	-	-	19.8%	23.7%	14.3%	15.4%	16.8%	16.1%
Depreciation (10 YR - SL)	-	-	3,760,000	17,768,000	48,050,000	101,050,170	183,136,858	353,765,028
	-	-	35.2%	75.7%	24.7%	29.3%	32.3%	31.0%
Interest - Equipment Debt	-	-	2,657,274	10,498,023	28,199,035	55,364,588	90,079,134	186,798,054
	-	-	24.9%	44.7%	14.5%	16.1%	15.9%	16.4%
Total Direct Cost of Sales	-	-	8,531,913	33,830,570	103,995,982	209,547,333	368,449,808	724,355,605
Gross Profit	-	-	2,138,539	(10,360,194)	90,339,670	135,094,783	198,073,471	415,286,269
			20.0%	-44.1%	46.5%	39.2%	35.0%	36.4%
Operating Expenses								
Total SGA - Human Resources	750,000	1,210,000	2,090,500	2,640,025	3,127,026	3,538,378	3,905,296	17,261,225
Total SGA Variaable Costs	-	-	1,115,116	2,336,010	18,622,729	33,141,699	54,365,075	109,580,629
Total SGA Fixed Expenses	1,516,100	2,083,600	3,371,100	5,733,600	8,066,100	10,243,600	12,556,100	43,570,200
Total SGA Expense	2,266,100	3,293,600	6,576,716	10,709,635	29,815,855	46,923,677	70,826,472	170,412,054
			61.6%	45.6%	15.3%	13.6%	12.5%	15.0%
Net Operating Income (Loss)	(2,266,100)	(3,293,600)	(4,438,176)	(21,069,829)	60,523,815	88,171,106	127,247,000	244,874,215
			-41.6%	-89.8%	31.1%	25.6%	22.5%	21.5%
Add Backs:								
Depreciation (10 YR - SL)	-	-	3,760,000	17,768,000	48,050,000	101,050,170	183,136,858	353,765,028
Interest Expense	-	-	2,657,274	10,498,023	28,199,035	55,364,588	90,079,134	186,798,054
EBITDA	(2,266,100)	(3,293,600)	1,979,098	7,196,194	136,772,850	244,585,863	400,462,992	785,437,297

Projected Analysis of Cash Distribution :   Assuming $200,000,000 Capital is raised, also assuming the project takes 24 months to sell out the equity offering, then upon completion of the project the profits realized will be distributed. The anticipated total Cap Ex cost of the project is $2.3 B financed with leverage debt financing. The project is projected to produce $415M gross profit on $1.14B Revenue. After subtracting $200M in return of Equity, Operating profits of $244M Distributed to Investors Unit Holders. Forecasted Exit Value range of $3.1B - $6.2B



Start up - use of funds

DRONEDEK will have inertia behind several work streams in order to achieve simultaneous success. To that end, many items needed in a competitive organization will need to be funded. A list of those vital categories are below.

DEPARTMENT SUMMARY	Year 1 PreRev	Year 2 PreRev
▶ Advertising	-	15,000
▶ Customer Service	5,000	60,000
▶ Data Management	-	5,000
▶ Finance	205,000	232,500
▶ General Administration	325,000	365,000
▶ Human Resources	15,000	72,500
▶ Information Technology	15,000	125,000
▶ Insurance	48,600	88,600
▶ Legal	50,000	125,000
▶ Marketing	75,000	165,000
▶ Maintenance	10,000	20,000
▶ Office	62,500	117,500
▶ Patent	135,000	150,000
▶ Professional Services	80,000	85,000
▶ Prototype	575,000	572,500
▶ Repairs	-	-
▶ Sales & Marketing	75,000	105,000
▶ Service Installation	-	35,000
▶ Start Up Pre Launch	125,000	300,000
▶ Test Market	325,000	425,000
▶ Travel	140,000	180,000
▶ Other 1	-	25,000
▶ Other 2	-	25,000
TOTAL	**2,266,100**	**3,293,600**





V2.0

6309



Going to market

DRONEDEK is set to develop its V2.0 smart, secured delivery receptacle prototype with designs on rolling out a production unit for test market.

DRONEDEK will:

▶ **Develop a working platform agnostic smart receptacle**

▶ **Develop robust phone app and integrated software**

▶ **Formalize 1st DRONEDEK community test market**

▶ **Prepare for full market roll-out**





Leading the way with Indiana test market

DRONEDEK is in late-stage talks with **Noblesville, Indiana** as well as other Hamilton County, Indiana Communities to establish the first city to allow commercial drone delivery to a DRONEDEK smart, secured delivery receptacle in America.

The future is present!







Each day 100,000,000 Items are purchased on the internet

91% are 5lbs or less which makes them drone deliverable. Currently, when these items are delivered conventionally, the average cost is $2. When the same items are delivered by drone to a DRONEDEK smart, secured delivery receptacle the cost drops to $1.

$2 ▲

Conventional Delivery

$1 ▼

Drone Delivery

Every 11 days there will be a disruptive savings to the shipping economy of **$1 BILLION.**



The market opportunity







Every day the United States Postal Service delivers 600,000,000 items. UPS delivers over 16 million. FedEx, DHL, Amazon and others millions more. Add to that the new ability to receive food, beverages, pharmaceuticals and more and you've just exponentially increased the market opportunity.

We believe the DRONEDEK smart, secured delivery receptacle **will change delivery forever!**







Drone delivery will reduce air pollution and congestion



Pollutants and greenhouse gas emissions from delivery vehicles in the world today are a leading cause of poor air quality and perhaps even global warming. Drone delivery to a DRONEDEK smart, secured delivery receptacle will significantly reduce green house gas emissions. Further, drone delivery will significantly reduce traffic and congestion on today's roads, all while dramatically reducing shipping and delivery times and costs to consumers.





Ever expanding market and opportunity

The US Postal Service delivers to 160,000,000 addresses. Every single day there are 4,000 new addresses added. Drone delivery, unmanned autonomous vehicle delivery, conventional delivery, food, beverage, pharma and a whole host of new delivery items will combine to change the face of delivery and modern receptacle needs.

We believe DRONEDEK will be the secured, smart receptacle of all deliveries.



Our mission & vision



We believe DRONEDEK shall seismically change forever, not only the way that we ship and receive items from our homes and businesses, but what we ship and receive. We will do it in a way that opens up possibilities that have never before existed, and in doing so, enhancing the user experience through ease of life, convenience of time, savings of cost and overall peace with the world.

DRONEDEK aims to be the welcoming mat to every home and business in America and to be greeted with the enthusiasm and anticipation of a bright new day.





Meet the leadership



Dan O'Toole
Chairman
and CEO



Lois O'Toole
Secretary /
Vice President



Stacia O'Toole
Vice President



John Ritchison
Corporate
Counsel



Richard Ohrn
Treasurer
and CFO



Greg Beriault
Chief Security
Officer



Neerav Shah
Technology
and Strategy



Frequently asked questions

▶ Q.   How and why is DRONEDEK a viable business?

A. DRONEDEK Inventor Dan O'Toole holds the first granted US utility patent for secured, smart drone and UAV delivery. As such, we believe DRONEDEK is poised to be the brand leader in this significant developing space.

▶ Q.   How long will it be before drones are making deliveries?

A.   It is widely believed that drones and autonomous unmanned vehicles will begin making deliveries in the next 18-24 months.

▶ Q.   What is the value of DRONEDEK?

A.   The value of DRONEDEK is born out of its granted United States utility patent. Further to that value, DRONEDEK has 2 Patent Continuations (CIP'S) that are making their way through the USPTO. When granted, we believe DRONEDEK will have the most extensive, robust and comprehensive patent portfolio in the drone delivery space.

▶ Q.   How will DRONEDEK compete with commercial logistics firms, national retailers and online merchandise companies?

A.   It is DRONEDEK'S vision to create a standardized, platform-agnostic solution, to be welcoming to all shippers, senders, receivers and deliverers. Utilizing the DRONEDEK patent to create the ultimate value for the user experience is our Intention.

▶ Q.   Can others enter the market to compete with dronedek for market share?

A.   The DRONEDEK patent puts DRONEDEK in a market dominant Position. As we emerge as the market leader, armed with our patent portfolio, we believe that a much better choice would be for potential competitors to work with us, not against us.



Frequently asked questions

▶ Q.   How did DRONEDEK develop the IP and related patent?

   A.   DRONEDEK founder Dan O'Toole holds rights to the IP which were developed by the founding principal of the company over the last 5 years. The patent application was filed with the US patent office and subsequently granted. DRONEDEK has funded a freedom to operate evaluation which came back favorable.

▶ Q.

   What is DRONEDEK'S business strategy?

   A.   DRONEDEK has a multi-dimensional business model. Our direction is to begin to develop the DRONEDEK platform and validate it through a market test. DRONEDEK has a 3-tier revenue model; 1-subscription based, 2-big data monetization and 3-platform access licensing fees. Please see our financial modeling for more information.

▶ Q.   Who are some of the market players that DRONEDEK will work with or compete against.

   A.   The space in which DRONEDEK will compete has some of the largest companies in the world: Amazon, Google, Walmart, Uber, Sony, Target, The US Postal Service, Fedex, UPS, DHL and others. It is our goal to work as a vendor/partner with each and every shipper and deliverer to monetize every delivery.

   How does the startup phase integrate with the 5 year
▶ Q.   projection and forecasted operational plan?

   A.   DRONEDEK'S start-up phase includes a detailed budget, along with a source and use schedule at the end of the estimated 18-24 month start-up phase and after the initial Series A raise. The financial model year 1 begins as DRONEDEK is developing its runway up to the point where customer installations begin to take place.



Frequently asked questions

► Q. How will the funds raised be used?

A. DRONEDEK has prepared a Cash Use Schedule. The Use Schedule provides the forecast company cash requirements for the next 18-24 months.

► Q. How/when can investors exit and get their initial investment and return on investment back?

A. The return on capital is not guaranteed. The intent of the investment is for long-term holding periods of 5-7 years or longer. Depending on the actual financial results and subsequent funding rounds Series A investors may liquidate their member Interest as part of the subsequent funding round, if the market exists and the investor has held their interest 180 Days. See the offering for more details.

► Q. Is it possible DRONEDEK will sell out to a large concern such as Amazon, UPS, The United States Postal Service or others?

A. Yes. As the platform evolves and the market comes into clarity it is possible an acquirer may emerge. In that case, DRONEDEK will evaluate any and all opportunities and determine the best value course for the company and its equity holders.

► Q. How large is the potential market for DRONEDEK?

A. The US market is immense. There are over 160,000,000 addresses and each day 4,000 new addresses are added.

► Q. Please explain the DRONEDEK start-up phase?

A. DRONEDEK start-up phase is the 18-24 month period prior to year 1 in the financial forecasts. The start-up phase is pre-revenue. Prior to activating and installing subscription-based customer DRONEDEK service equipment.



Frequently asked questions

▶ Q. Where will the DRONEDEK product be manufactured?

A. Currently, we have not determined that. We will be evaluating this decision on several factors that are being compiled currently.

▶ Q. What will be the cost of a DRONEDEK?

A. In our projection model we anticipate the cost of a DRONEDEK to be $1,000. The model calls for a subscriber based business, whereby the user simply subscribes to the DRONEDEK phone app and gets the use of the DRONEDEK for a nominal monthly fee.

▶ Q. Where will the first DRONEDEK'S be located?

A. Initially, a test market will take place in a willing community. Once DRONEDEK is vetted, we will begin to roll out the platform on a national basis.

▶ Q. How will DRONEDEKS be installed, operated, maintained, etc.?

A. DRONEDEK will be responsible for significant revenue opportunities through manufacturing, installation, maintenance and use. To that point, DRONEDEK will implement a contract manufacturer, installer, ongoing maintenance as well as licensing shippers, receivers and delivere that will have access to the platform.

▶ Q. How much will I get back for each unit I purchase if I hold on for the long run?

A. There are no guarantees about return. All of the disclaimers are spelled out in the offering prospectus.

▶ Q. Where is DRONEDEK based and from where do you operate?

A. DRONEDEK operates on the north east Indianapolis and our plans are to continue to stay in Indianapolis.



DRONEDEK ™

Thank you!

dan@DRONEDEK.com